Mail Stop 3561

      August 30, 2005



Robert E. Price
Chairman of the Board and Interim Chief Executive Officer
PriceSmart, Inc.
9740 Scranton Rd
San Diego, CA 92121-1745

      Re:	PriceSmart, Inc.
      	Amendment No. 1 to Registration Statement on Form S-1
      Filed August 1, 2005
		File No. 333-120953

Dear Mr. Price:

	We have reviewed your amendment and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1
Notes to Consolidated Annual Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-8

1. We have reviewed your response to comment 12 in our letter dated
March 30, 2005. Please revise your disclosure to clarify the line item on the statements of operations where the operating costs of your distribution facilities, such as related payroll, utilities, rent expense, and building and equipment depreciation are included.
Please also provide us with an analysis which supports your assertion that the distribution network costs excluded from cost of goods sold are so insignificant as not to warrant the requested cautionary disclosures in Management`s Discussion and Analysis.

2. We have reviewed your response to comment 13 in our letter dated
March 30, 2005. Please provide footnote disclosure similar to the information you provided us in your letter regarding your accounting policy for volume rebates, prompt payment discounts, and fees for in-store demonstrations.

Note 6 - Stock Option Plan and Equity Participation Plan, page F-
14

3. We have reviewed your response to comment 17 in our letter dated
March 30, 2005. Since immateriality does not justify known non-compliance with GAAP, please confirm that you will record the fair value of donated services as an expense going forward irrespective of materiality.

Note 12 - Debt, page F-24

4. We have reviewed your response to comment 22 in our letter dated
March 30, 2005 and still do not understand your basis in GAAP for classifying the subject debt obligations as long-term as of August 31, 2004 and November 30, 2004. In particular, we note that under SFAS 78, current classification of debt is required when the debtor is in violation of a debt covenant at the balance sheet date and the violation makes the debt callable within one year from the balance sheet unless (a) the creditor has waived the right to demand repayment for more than one year from the balance sheet date or
(b)
it is probable that the covenant violation will be cured within a specified grace period, preventing the obligation from being callable. Item (a) does not appear to apply since, in most cases, you had not obtained waivers by the initial filing date. Item (b) does not seem to apply since it does not appear you have actually cured the violation at a future date by complying with the covenant within a specified grace period. Please either revise your balance sheet classification, or otherwise tell us in detail why you continue to believe your current treatment is consistent with GAAP.

Note 14 - Convertible Preferred Stock, page F-30

5. We have reviewed your response to comment 9 in our letter dated March 30, 2005. Please address the following items:

* Tell us in detail how you determined that January 15, 2002, as opposed to the January 22, 2002 issuance date, was the commitment date for the convertible preferred stock issuance, as discussed in Issues 4 and 5 in EITF 00-27. In this connection, we note that the market price of your common stock increased $1.57 per share between
January 15, 2002 and January 22, 2002. Thus, as a result of using the earlier date, a smaller discount was computed for the preferred stock issuance. In particular, less value was allocated to the detachable warrants in the relative fair value allocation and also the computation of the intrinsic value of the conversion feature was likewise impacted.

* It does not appear that you allocated the proceeds of the issuance to the warrants and the convertible preferred stock on a relative fair value basis. Instead, it appears you calculated the fair value of the warrants and allocated the remainder of the proceeds to the preferred stock. Please provide us with a revised calculation that allocates the proceeds using the relative fair value method as described in footnote 4 of EITF 98-5 and paragraph 16 of APB 14. Tell us whether the revised calculation would have resulted in a beneficial conversion feature at the commitment date.

* Tell us how the $984,000 of proceeds attributable to the warrants was recorded in your financial statements. To facilitate our understanding, you may wish to provide us with the journal entry you recorded upon issuance of the preferred stock.

Financial Statements for the Quarterly Period Ending May 31, 2005
Note 6 - Financial Program, page F-44

6. Please explain in detail how you accounted for the exchanges of the Series A and Series B cumulative convertible redeemable preferred stock for common stock.  Please also tell us the basis in GAAP for
your accounting.   In this connection, it appears that the common
shares transferred to the holders of the preferred stock had significantly greater value than the common shares issuable pursuant to the original conversion terms. If this is the case, we generally view the excess of the fair value of the consideration transferred over the fair value of the securities issuable pursuant to the original conversion terms to represent a return to the preferred stockholders, and a reduction in net income available to common shareholders. Refer to EITF Topic D-42. If you believe these particular exchange transactions warrant different accounting, please ensure we understand the basis for your position.

Note 9 - Acquisition of Minority Interest, page F-49

7. Citing applicable accounting guidance, please explain in detail how you accounted for the acquisition of the minority interest of your Guatemala subsidiary. Please ensure your response indicates exactly how you determined the cost of the acquired minority interest. Please also address our concern that a portion of the consideration paid in the acquisition may actually represent the cost to you of settling the previously disclosed disputes with the minority interests, rather than a true cost of the acquisition. Please also disclose whether this acquisition resulted in any adjustments to step up the related assets and liabilities for the incremental ownership percentage and why or why not. Also disclose the amount of goodwill you recorded on the transaction and how that amount was calculated.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Andrew Blume, Staff Accountant, at (202)
551-
3254 or Robyn Manuel, Staff Accountant, at (202) 551-3823 or, in their absence, the undersigned at (202) 551-3843 if you have any questions regarding these comments. You may contact Matthew Benson,
Staff Attorney, at (202) 551-3335 with any other questions you may have.


      Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief

cc:	Robert E. Burwell
	Latham & Watkins LLP
	Fax:  (858) 523-5450

Robert E. Price
PriceSmart, Inc.
August 30, 2005
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